Rebekah Reed

Lilyanna Peyser

United States

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C.  20549

Re:BestGofer Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed March 4, 2024

File No. 333-276813

Ms. Reed and Peyser:

The following are the responses to your comment letter dated March 25, 2024:

Amendment No. 1 to Registration Statement on Form S-1 filed March 4, 2024

Determination of Offering Price, page 7

1.We note your response to prior comment 3. Please revise your statement that, "Each Selling Shareholder will determine the selling price of any shares sold by that Selling Shareholder," to align with your revised disclosure elsewhere indicating a fixed price of $0.04 per share for the offering. Please also revise your statement here and on the prospectus cover page that, "The offering price of the Selling Shareholders may bear no relationship..." to confirm whether the fixed price bears any relationship to the criteria you list. Lastly, please revise throughout the registration statement to make clear to investors that the $0.04 per share fixed price will last for the duration of the offering, even if you achieve your intention to be quoted on the OTC Markets.

Revised.

General

2.We note your response to prior comment 4 and reissue in part. Revise to identify the selling shareholders as underwriters for purposes of the Securities Act of 1933 on the prospectus cover page and in the Plan of Distribution section. In the Plan of Distribution section, please also disclose the information called for by Item 508 of Regulation S-K with respect to such selling shareholders, to the extent applicable.

Additional underwriter language added.

/s/ Mohammad Hasan Hamed

Mohammad Hasan Hamed

President/CEO/CFO and Principal Accounting Officer

BestGofer Inc.